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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               Amendment No. 1 to
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                              E-SYNC NETWORKS, INC.
                              --------------------
                                (Name of Issuer)

                           Common Stock, no par value
                                  ------------
                         (Title of Class of Securities)

                                    269156105
                             -----------------------
                                 (CUSIP Number)

                                 John C. Maxwell
                                Managing Director
                           Commercial Electronics, LLC
                           375 Park Avenue, Suite 1604
                            New York, New York 10152
                            Tel. No.: (212) 755-9100

                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                                 August 30, 1999
                    -----------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(3), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].


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                                                                    Page 2 of 13

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                                                   Page 3 of 13


CUSIP NO. 269156105                       13D

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Commercial Electronics Capital Partnership, L.P.

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (A)[X]
                                                                       (B)[ ]

3        SEC USE ONLY

4        SOURCE OF FUNDS

         WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(D) OR 2(E)                                   [ ]

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

                     7.     SOLE VOTING POWER

NUMBER OF
SHARES                      1,183,040
BENEFICIALLY         -------------------------------------------------
OWNED BY             8.     SHARED VOTING POWER
EACH
REPORTING                   0
PERSON               -------------------------------------------------
WITH                 9.     SOLE DISPOSITIVE POWER

                            1,183,040
                     -------------------------------------------------
                     10.    SHARED DISPOSITIVE POWER

                            0

----------------------------------------------------------------------


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                                                                   Page 4 of 13


11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,183,040

         Includes ownership of (i) 558,040 shares of Common Stock and (ii) 625,000 shares of Common Stock issuable upon conversion of 250,000 shares of Preferred Stock.

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                             [ ]

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         18.6%

14       TYPE OF REPORTING PERSON

         PN


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                                                                   Page 5 of 13


CUSIP NO. 269156105                      13D

1        NAME OF REPORTING PERSON

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Commercial Electronics, L.L.C.

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (A)[X]
                                                                       (B)[ ]

3        SEC USE ONLY

4        SOURCE OF FUNDS

         WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(D) OR 2(E)                                   [ ]

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

                     7.    SOLE VOTING POWER

NUMBER OF
SHARES                     3,549,120
BENEFICIALLY         -------------------------------------------------
OWNED BY             8.    SHARED VOTING POWER
EACH
REPORTING                  0
PERSON               -------------------------------------------------
WITH                 9.    SOLE DISPOSITIVE POWER

                           3,549,120
                     -------------------------------------------------
                     10.   SHARED DISPOSITIVE POWER

                           0

----------------------------------------------------------------------


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                                                                   Page 6 of 13


11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON

         3,549,120

         Includes ownership of (i) 1,674,120 shares of Common Stock and (ii) 1,875,000 shares of Common Stock issuable upon conversion of 750,000 shares of Preferred Stock.

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                             [ ]

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         46.6%

14       TYPE OF REPORTING PERSON

         OO


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                                                                   Page 7 of 13


CUSIP NO. 269156105                    13D

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Electronic Investments, L.L.C.

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (A)[X]
                                                                        (B)[ ]

3        SEC USE ONLY

4        SOURCE OF FUNDS

         OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(D) OR 2(E)                                    [ ]

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

                   7.    SOLE VOTING POWER
NUMBER OF
SHARES                   0
BENEFICIALLY       -------------------------------------------------
OWNED BY           8.    SHARED VOTING POWER
EACH
REPORTING                1,183,040
PERSON             -------------------------------------------------
WITH               9.    SOLE DISPOSITIVE POWER

                         0

                   -------------------------------------------------
                   10.   SHARED DISPOSITIVE POWER

                         1,183,040
--------------------------------------------------------------------


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                                                                   Page 8 of 13


11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON

         1,183,040

         Includes ownership of (i) 558,040 shares of Common Stock and (ii) 625,000 shares of Common Stock issuable upon conversion of 250,000 shares of Preferred Stock.

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                             [ ]

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         18.6%

14       TYPE OF REPORTING PERSON

         OO


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                                                                   Page 9 of 13


CUSIP NO. 269156105                      13D

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Michael P. Schulhof

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (A)[X]
                                                                        (B)[ ]

3        SEC USE ONLY

4        SOURCE OF FUNDS

         OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(D) OR 2(E)                                    [ ]

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States

                  7.     SOLE VOTING POWER

NUMBER OF
SHARES                   4,732,160
BENEFICIALLY      -------------------------------------------------
OWNED BY          8.     SHARED VOTING POWER
EACH
REPORTING                0
PERSON            -------------------------------------------------
WITH              9.     SOLE DISPOSITIVE POWER

                         4,732,160

                  -------------------------------------------------
                  10.    SHARED DISPOSITIVE POWER

                         0
-------------------------------------------------------------------


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                                                                  Page 10 of 13


11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON

         4,732,160

         Includes beneficial ownership of 2,232,160 shares of Common Stock and
         (ii) 2,500,000 shares of Common Stock issuable upon conversion of 1,000,000 shares of Preferred Stock.

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                            [ ]

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         57.4%

14       TYPE OF REPORTING PERSON

         IN


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                                                                  Page 11 of 13




                         Amendment No. 1 to Schedule 13D

         Commercial Electronics, L.L.C., a Delaware limited liability company ("CE LLC"), Commercial Electronics Capital Partnership, L.P., a Delaware limited partnership ("CECAP"), Electronics Investments, L.L.C., a Delaware limited liability company ("EI LLC"), which serves as the general partner of CECAP, and Michael P. Schulhof, an individual and United States citizen, who serves as the Manager of CE LLC and EI LLC (collectively, the "Reporting Persons"), originally filed Schedule 13D (the "Schedule 13D") on February 8, 1999 with respect to the common stock, no par value, of Wiltek, Inc., a Connecticut corporation ("Wiltek"). This Amendment No.1 to the Schedule 13D (this "Amendment"), dated September 23, 1999, amends the Schedule 13D as set forth below. Pursuant to a Merger Agreement, dated as of July 15, 1999, by and between Wiltek and E-Sync Networks, Inc., a Delaware corporation (the "Company"), Wiltek merged with and into the Company. Consequently, this Amendment, which is filed on behalf of the Reporting Persons, relates to the ownership of the common stock, no par value (the "Common Stock"), of the Company.

ITEM 1.  SECURITY AND ISSUER.

         This statement relates to the common stock, no par value, of the Company. The address of the Company's principal executive office is 35 Nutmeg Drive, Trumbull, Connecticut 06611.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         On August 30, 1999, CECAP acquired 375,000 shares of Common Stock at a price of $1.00 per share, pursuant to the exercise of warrants purchased by CECAP from the Company pursuant to the Securities Purchase Agreement, dated January 28, 1999, among Wiltek, CECAP and CE LLC (the "Securities Purchase Agreement"). On August 30, 1999, CE LLC acquired 1,125,000 shares of Common Stock at a price of $1.00 per share, pursuant to the exercise of warrants purchased by CE LLC from the Company pursuant to the Securities Purchase Agreement. Funding for such exercises was provided by contributions to CECAP and CE LLC as capital by each of their respective partners and members.

ITEM 4.  PURPOSE OF TRANSACTION.

         CECAP and CE LLC exercised the warrants in order to provide working capital to the Company. In addition, the decision to exercise the warrants was based upon their evaluation of the Company's business and prospects, and upon developments (including, but not limited to,

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                                                                 Page 12 of 13

performance of the Common Stock in the market, availability of funds, alternative uses of funds, and money, stock market and general economic conditions).

ITEM 5.  INTEREST IN SECURITIES OF THE COMPANY.

         The responses set forth in Item 3 are incorporated herein.


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                                                                 Page 13 of 13



                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 23, 1999

                      COMMERCIAL ELECTRONICS CAPITAL PARTNERSHIP, L.P.

                      By:  Electronics Investments, L.L.C., its General Partner

                           By:     /s/ Michael P. Schulhof
                                   ------------------------------
                                   Name:    Michael P. Schulhof
                                   Title:   Managing Member

                      COMMERCIAL ELECTRONICS, L.L.C.

                           By:     /s/ Michael P. Schulhof
                                   ------------------------------
                                   Name:    Michael P. Schulhof
                                   Title:   Chief Executive Officer

                      ELECTRONICS INVESTMENTS, L.L.C.

                           By:     /s/ Michael P. Schulhof
                                   ------------------------------
                                   Name:    Michael P. Schulhof
                                   Title:   Managing Member

                      MICHAEL P. SCHULHOF

                      /s/ Michael P. Schulhof
                      ------------------------------